SCHEDULE I

This Distribution Plan shall be adopted with respect to the following series and classes thereof of the Trust:

Series:                            Class:
o  Investment Quality Bond Fund    Class A Shares
o  Diversified Stock Fund          Class A Shares
o  Small Company Opportunity Fund  Class A Shares